Exhibit (d)(ii)

First Amended and Restated Appendix A

to the

Second Amended and Restated

Investment Advisory Agreement

Between Schroder Capital Funds (Delaware) and

Schroder Investment Management North America Inc.

Effective as of March 13, 2012

Fund	Fee Rate

Schroder International Alpha Fund	0.80% of average daily net assets

Schroder U.S. Opportunities Fund	1.00% of average daily net assets

SCHRODER CAPITAL FUNDS (DELAWARE)
on behalf of Schroder International Alpha Fund and
Schroder U.S. Opportunities Fund

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	President & Principal Executive Officer

SCHRODER INVESTMENT MANAGEMENT
NORTH AMERICA INC.

By:	/s/ Carin F. Muhlbaum
Name:	Carin F. Mulhbaum
Title:	General Counsel